

Mail Stop 3561

October 26, 2017

Rebecca Cranna
Executive Vice President and Chief Financial Officer
TerraForm Power, Inc.
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814

> **Re:** **TerraForm Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated October 11, 2017**
> **File No. 001-36542**

Dear Ms. Cranna:

We have reviewed your October 11, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements for the Fiscal Year Ended December 31, 2016

19. COMMITMENTS AND CONTINGENCIES, page 202

1. We have read your response to comment 13. Please explain to us in further detail your basis under GAAP for not recording the entire $14.8 million loss during the fiscal year ended December 31, 2016. In doing so, clarify for us why the conditional settlement offer you entered into with Chamblee would not cause you to meet the probable and estimable criteria for the full amount of the loss under ASC 450-20-25-2. Summarize for us the written terms of the conditional settlement offer and tell us if the offer will be contractually terminated or canceled if you do not receive formal commitments from the insurers to fund their share of the settlement.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products